

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
2625 Townsgate Road, Suite 230
Westlake Village, California 91361

Re: Genelux Corporation
Amendment No. 1 to Registration Statement on Form S-1
Exhibit Nos. 10.16, 10.17, 10.18 and 10.19
Filed August 29, 2022
File No. 333-265828

Dear Mr. Zindrick:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance